Exhibit 99.1

26 January 2022

CAZOO TO ACQUIRE LEADING ITALIAN ONLINE CAR RETAILER, BRUMBRUM

●	brumbrum is Italy’s leading online used car retail & subscription player
●	Offering a wide selection of cars for purchase, finance or subscription
●	Team of over 180 with strong management and local market expertise
●	In-house vehicle preparation site with capacity to produce 15k cars pa
●	Extensive local supply, finance, commercial and logistics relationships
●	Italy is Europe’s 4th largest used car market by both volume and value
●	Acquisition will accelerate Cazoo’s planned launch across Italy in 2022

Cazoo (NYSE: CZOO), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has agreed to acquire brumbrum, Italy’s leading digital car retailer and subscription platform.

Founded in 2016, brumbrum is based in Milan and has grown to a team of over 180 staff, including at its 40,000 square metre vehicle preparation site in Reggio Emilia, which has the capacity to refurbish over 15,000 cars annually. The business offers hundreds of vehicles for sale, finance or subscription for delivery across Italy.

Cazoo was founded in 2018 by British entrepreneur Alex Chesterman and is one of the fastest growing businesses in Europe, pioneering the shift to online car buying. It listed on the NYSE last year and has already built a world class team of over 3,800 across the UK, France, Germany, Spain and Portugal.

Cazoo has sold over 50,000 cars online since its launch just over two years ago, as consumers have embraced the selection, value, transparency and convenience of buying used cars fully online. It launched in 2019 in the UK and more recently launched in France and Germany last December.

The transaction will combine Cazoo’s market-leading brand, platform and funding with brumbrum’s strong team, local market expertise and commercial relationships across Italy and, once integrated, will accelerate the launch of Cazoo’s full proposition throughout Italy by the middle of this year.

Cazoo will acquire brumbrum for €80 million in a mix of cash & Cazoo shares and the transaction is expected to complete in the coming days. Following its recent launches in France and Germany and its acquisitions in Spain and Italy, Cazoo will now have a strong presence across each of the 5 largest European markets for used cars.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “brumbrum is the leading online car retailer and car subscription player in Italy and has built a great team, culture and business and much like Cazoo in the UK, it has been pioneering the shift to online car buying in Italy. We are expanding into key European markets at a faster pace than anticipated and this acquisition will accelerate our launch plans in Italy so that we can deliver better selection, value, quality and convenience to consumers when buying or subscribing to their next car in Italy. I look forward to welcoming the brumbrum team to Cazoo and working with them to deliver the best car buying experience to Italian consumers.”

Francesco Banfi, Founder & CEO of brumbrum said, “We have built a very strong team with excellent commercial relationships at brumbrum and I am very proud of what we have all achieved so far. The combination with the Cazoo platform and brand will significantly enable us to grow the Cazoo service in Italy. Cazoo’s vision and strategy is entirely aligned with ours and I am looking forward to joining forces and accelerating the launch of Cazoo and the digital transformation of the car buying, selling and subscription experience across Italy and the rest of Europe.”

brumbrum was advised by Jefferies and Orrick Herrington & Sutcliffe.

- Ends -

For more information:

Media:

Cazoo: Lawrence Hall, Group Communications Director, press@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

About brumbrum – www.brumbrum.it

brumbrum is an online car retailer, the first in Italy. The cars available for purchase on the site belong to brumbrum, which offers the best value for money. On the platform it is possible to view a wide range of certified used and 0 km cars with up to 3 years of warranty, which can be purchased conveniently online. In addition to purchase, brumbrum offers a wide choice of models for subscription. With brumbrum you can purchase, finance or subscribe to a new car entirely online, from the comfort of your home!

Forward-Looking Statements

The statements contained or referred to herein may include “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.